02025338

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

DASSAULT SYSTEMES S.A.
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated March 22, 2002 announcing that Proton selected DELMIA for its Vehicle Packaging, Ergonomics and Assembly Studies.

DELMIA

PROTON Selects DELMIA for Vehicle Packaging, Ergonomics and Assembly Studies

Malaysia's Largest National Car Manufacturer Launched End-to-End Digital Car Development Initiatives



Kuala Lumpur, Malaysia, March 22, 2002 - DELMIA Corp., a Dassault Systemes company (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) announced today that PROTON, Malaysia's leading car manufacturer, has selected SAFEWORK® Pro™, ENVISION/ASSEMBLY™ and ENVISION/ERGO® from DELMIA for new car development processes.

PROTON has invested substantial R&D efforts into styling, ergonomics, packaging, engineering design and analysis to ensure the success of its new concept vehicle. PROTON believes that ergonomics, such as passenger comfort, product manufacturability and feasibility of maintenance are key differentiators in the success of innovative car development.

"Part of our strategic plans at PROTON is to design cars with world-class ergonomics complying with SAE and other applicable standards, in addition to maintenance friendly cars for the world market", said Mr. Kamarulzaman Darus, General Manager, Research & Development Division & New Platform, PROTON.

Prior to selecting DELMIA, PROTON had been using conventional physical prototypes to validate these factors and found them to be costly and time consuming. PROTON started to evaluate a number of different software packages to improve these conventional methods and integrate product development and validation processes into the digital manufacturing environment.

After extensive research and evaluation of various products from different vendors, PROTON has chosen SAFEWORK® Pro™, ENVISION/ASSEMBLY™, and ENVISION/ERGO® from DELMIA as the optimum solution. DLAB, DELMIA's business partner in Malaysia provides comprehensive consultation services and training for successful deployment of DELMIA solutions at PROTON.

"We have started reaping the benefits of DELMIA's digital manufacturing solutions in our R&D efforts in ergonomics, passenger comfort and assembly/maintenance studies early in the design stage", added Mr. Kamarulzaman Darus.

PROTON also has been using CATIA from Dassault Systemes for many years. Its strong 3D Product Lifecycle Management (3D PLM) integration enabling a collaborative environment between CATIA and DELMIA users was one of the key factors behind PROTON's decision to select DELMIA.

"DELMIA's tight integration with CATIA helps PROTON in leveraging the designs made in CATIA to the best advantage of reducing our time-to-market", said Mr. Kamarulzaman Darus.

By deploying DELMIA Solutions, PROTON expects to accelerate design iterations, save development costs and reduce workplace injuries, as well as, produce cars suitable for each country's ergonomic requirements and standards.

"We are extremely honored that PROTON has chosen DELMIA's SAFEWORK and ENVISION as a part of their strategic plans to design world class vehicles. We are sure that this decision will benefit PROTON in reducing their time- to-market by utilizing the collaborative interaction between design, product engineering and manufacturing engineering. They will be able to capture, share and re-apply their corporate knowledge throughout the extended enterprise," said Peter Schmitt, Vice President, Worldwide Marketing and Business Development, DELMIA Corp.

###

About PROTON

PROTON, established in 1985 as a joint venture between the Heavy Industries Corporation of Malaysia (HICOM) and Mitsubishi Corporation of Japan, is Malaysia's leading car manufacturer. PROTON has 65% share of the domestic market in Malaysia with annual production capacity of over 250,000 units. Starting with the car model SAGA, PROTON has launched a number of car models like Iswara, Wira, Satria, Tiara, Putra, Perdana, Waja and Juara. PROTON exports cars to more than 30 countries worldwide with the United Kingdom being the major export market. The company aims at becoming a global player in the automotive industry by continuously adding value to its products and services.
Information about PROTON is available at http://www.proton.com.my

About DLAB
DLAB(M) Sdn. Bhd., established in the year 1993, specializes in engineering solutions and services to the Malaysian industries. DLAB is a wholly owned subsidiary of New Technology & Innovation Sdn. Bhd. (NTI), *one of the leading Information Technology systems integrator and services company in Malaysia* with a strong customer base, an established range of products and services and a strong strategy for growth. Among the most notable customers is PROTON, where DLAB is the provider for DELMIA and CATIA Solutions.
Information about DLAB is available at http://www.nti.com.my

About DELMIA Corp.
DELMIA provides a comprehensive software solution and expertise for customers to virtually create, monitor and control agile, distributed manufacturing processes geared towards Build-to-Order and Lean Production practices. The DELMIA software suite is containing an alphanumeric and 3D-driven process planning, standard time measurement applications, human being simulations, robot and machine tool simulation as well as solutions for layout generation and material flow simulation. Such software allows development, screen-based simulation and optimization of manufacturing processes for single device, work cell, production line, and factory material flow up to Extended Enterprise production flow. Applications range from concept development phase to shop floor implementation and production management. The DELMIA range of simulation software packages integrates behavior models to be used in simulation, analysis, programming and control applications. DELMIA offers state-of-the-art technology to design factories on-screen, before actually building them. DELMIA serves industry segments where continuous transformation and optimization of the manufacturing processes are critical such asAutomotive, Aerospace, Fabrication and Assembly, Electrical and Electronics, Consumer Goods, Plant and Shipbuilding. DELMIA constitutes the core offering for Digital Manufacturing and Production, serving the product life cycle. DELMIA solutions are interoperable with major CAD, PDM and ERP systems.
Information about DELMIA is available at http://www.delmia.com

About Dassault Systemes
Dassault Systemes is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and Smarteam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of the Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.
Information about Dassault Systemes is available at http://www.dsweb.com

DELMIA Press Contact:
Peter Schmitt
+ 1 248 267-9696
peter_schmitt@delmia.com

Dassault Systemes Press Contact:
Anthony Maréchal
Dassault Systemes
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

Dassault Systemes Investor Contacts:
Jean-Benoit Roquette
Press: Nelly Dimey
Morgen-Walke Europe
+33 1 47 03 68 10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2002

DASSAULT SYSTEMES S.A.

By: ______________________

Name: Thibault de Tersant

Title: Executive Vice President, Finance and Administration